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                             August 22, 2022

       Yanfei Tang
       Chief Executive Officer and Chief Financial Officer
       ZZLL Information Technology, Inc.
       Unit 1504, 15/F., Carnival Commercial Building
       18 Java Road, North Point Hong Kong

                                                        Re: ZZLL Information
Technology, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            File No. 000-52779

       Dear Ms. Tang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed April 15, 2022

       Item 9A. Controls and Procedures, page 16

   1. We note in your assessment of the effectiveness of internal control over financial reporting as of
December 31, 2021 that you identified material weaknesses; however, you do not include a
statement as to whether your internal control over financial reporting is effective as required
by Item 308(a)(3) of Regulation S-K. Please revise to include a statement as to whether
ICFR is effective at December 31, 2021. Please make a similar revision in your Form
10-Q for the quarter ended March 31, 2022.
       Executive Compensation, page 20

   2. We note your footnote 4 to the Summary Compensation Table. Please revise to provide a description of how
these payments are calculated or the basis for your payments. Please refer to Item 402(m) of
Regulation S-K.
 Yanfei Tang
ZZLL Information Technology, Inc.
August 22, 2022
Page 2
Notes to Consolidated Financial Statements
Note 4. Summary of Significant Accounting Policies
Revenue recognition, page F-11

3. Your disclosure on page F-11 under cost of sales appears to indicate that you recognize sales of petroleum-based products and agriculture products on a gross basis. On page F-
         7 you disclose that you do not take possession of the petroleum based products sold to
         third parties, that these products are stored in the supplier   s
designated warehouse, that
         you are not responsible for delivery to customers, and that you source and resell agricultural and other goods but do not take possession of the products and use third party delivery services to pick up the products sold from vendors and deliver the goods to customers directly. Please tell us how you determined that you are the primary obligor in these sales arrangements and that you have control of the products before they are delivered to your customers. Also tell us your consideration of ASU 606-10-55-37 which states that an entity does not necessarily control a specified good if the entity obtains legal title to that good only momentarily before legal title is transferred to a customer.
General

4. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies.
         For additional guidance, please see the Division of Corporation
Finance   s Sample Letter
         to China-Based Companies issued by the Staff in December 2021.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Theresa Brillant at
(202) 551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at (202) 551-3342 or Katherine Bagley at (202) 551-2545 with any other questions.



FirstName LastNameYanfei Tang                                    Sincerely,
Comapany NameZZLL Information Technology, Inc.
                                                                 Division of
Corporation Finance
August 22, 2022 Page 2                                           Office of
Trade & Services
FirstName LastName